Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
James C. Lin * Martin Rogers ** Miranda So *	James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

March 25, 2025
Re:	Chagee Holdings Limited (CIK: 0002013649) Registration Statement on Form F-1

Stephen Kim

Suying Li

Rebekah Reed

Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Chagee Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter submitting its responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated March 20, 2025 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on March 11, 2025 (the “Draft Registration Statement”). The Company has responded to the Staff’s comments by revising the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.

The Company is, concurrently with the Registration Statement, filing all amendments to the draft Registration Statement previously submitted for the Staff's non-public review. It plans to file an amendment to the Registration Statement containing the estimated price range and commence the road show as early as April 9, 2025 and request the Registration Statement to be declared effective on April 16, 2025, subject to market conditions. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time once all outstanding comments are resolved. The Company would greatly appreciate the Staff's assistance in meeting the proposed timetable.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 7 to Draft Registration Statement on Form F-1 submitted March 11, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measure

Adjusted Net (Loss)/Income, page 91

1.	Please tell us and expand your disclosure to explain why there is no tax effect on the non-GAAP adjustments.

The Company respectfully advised the Staff that there is no income tax effect on the non-GAAP adjustments, which consist of share-based compensation expenses recorded by the Company and certain PRC subsidiaries of the Company, as well as fair value change of forward contract related to Series B+ preferred shares recorded by Chagee Holdings Limited. Those PRC entities’ share-based compensation expenses were non-deductible pursuant to PRC tax laws. Chagee Holdings Limited, as a company incorporated in Cayman Islands, is not subject to tax on income. The Company has expanded the disclosure on Pages 23 and 92 to explain why there is no tax effect on the non-GAAP adjustments.

General

2.	We note the changes you made to your disclosure appearing on the cover page, summary risk factors, and risk factors sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was submitted on January 13, 2025, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risks. Please restore your disclosure in these areas to the disclosures as they existed in the draft registration statement as of January 13, 2025.

In response to the Staff’s comment, the Company has restored its disclosure in these areas to the disclosures as they existed in the draft registration statement as of January 13, 2025.

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March 25, 2025	2

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Junjie Zhang, Chief Executive Officer
Chagee Holdings Limited

Ms. Shuang Zhao, Partner
Cleary Gottlieb Steen & Hamilton LLP

Mr. Allen Lu, Partner
KPMG Huazhen LLP

March 25, 2025	3